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                          September 2, 2021

       Chia-Lin Simmons
       Chief Executive Officer
       Nxt-ID, Inc.
       288 Christian Street
       Hangar C 2nd Floor
       Oxford, CT 06478

                                                        Re: Nxt-ID, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 30,
2021
                                                            File No. 333-259145

       Dear Ms. Simmons:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Nicholas
Lamparski at 202-551-4695 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              David E. Danovitch